Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, December 2, 2020

FAIRFAX ANNOUNCES SALE OF RIVERSTONE EUROPE TO CVC

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces that it has entered into a binding agreement with CVC Capital Partners (“CVC”) to sell all of its interests in RiverStone Europe to CVC Strategic Opportunities Fund II. OMERS, the pension plan for Ontario’s municipal employees, has also agreed to sell all of its interests in RiverStone Europe as part of the transaction.

The purchase price to be received by Fairfax on closing of the transaction is approximately US$750 million. Fairfax will also be entitled to receive up to US$235.7 million post-closing under a contingent value instrument. Luke Tanzer will remain the Managing Director of RiverStone Europe and Nick Bentley, the Chief Executive Officer of the RiverStone Group, will remain on the board of RiverStone Europe post-closing.

After closing, RiverStone Europe will also operate under the name RiverStone International and will seek to continue its successful track record of acquisitions and growth led by its existing management team.

“We are very pleased to enter into this transaction with CVC,” said Prem Watsa, Chairman and Chief Executive Officer of Fairfax. “RiverStone Europe is an industry leader in run-off insurance services, and CVC’s scale and vision will give RiverStone Europe, under the continued leadership of Luke and his management team, the opportunity to further grow the business. Nick and Luke are also fully supportive of this transaction, based on their strong beliefs that it was the best way for RiverStone Europe to continue to grow and pursue run-off transactions. We wish Luke and all of the employees at Riverstone Europe much success in the future. Fairfax remains committed to continuing to grow its other European businesses, including its Lloyd’s of London activities.”

“I am extremely happy to partner with CVC in this next chapter of our development,” said Luke Tanzer, Managing Director of RiverStone Europe. “This transaction will provide us with a runway for further growth as we continue to offer the most trusted and effective run-off solutions in the insurance market. We look forward to joining the CVC family and benefitting from their deep experience of financial services, global network and long term pool of capital.”

“As one of the largest global consolidators of non-life run-off insurance books, with a leading position in the UK and Lloyd’s market, embedded cash flows and a predictable financial profile, RiverStone Europe is ideally suited to CVC’s Strategic Opportunities platform, which specializes in backing established businesses in stable markets that have long term growth ambitions,” said Peter Rutland, Managing Partner and Head of Financial Services at CVC. “We have got to know RiverStone and Fairfax over many years, and are delighted to now have the opportunity to work with Luke Tanzer and his experienced team.”

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

The transaction is subject to customary closing conditions, including various regulatory approvals, and is expected to close in early 2021.

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management.

CVC is making this acquisition through Strategic Opportunities Fund II, a vehicle designed to invest in high-quality businesses that are suited to longer hold investment horizons.

For further information contact:                     Fairfax: John Varnell, Vice President, Corporate Development at (416) 367-4941

CVC: Carsten Huwendiek, Global Head, Marketing &

Communications at +44 207 420 4200

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